SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number:

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: August 31, 2017

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________

PART I

REGISTRANT INFORMATION

Full name of registrant	ShiftPixy, Inc.

Address of principal executive office	1 Venture, Suite 150

City, state and zip code	Irvine CA 92618

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and audit of the information required to be presented in the Form 10-K for the fiscal year ended August 31, 2017, has imposed requirements that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. More specifically, the company has a financial statement account of $460,000, representing accumulated entries and reconciliations recorded collectively as Miscellaneous Expense, which the company has endeavored unsuccessfully to detail. The account exists as a consequence of our limited staff, rapid growth, and software systems that are not integrated, all of which have collectively worked to make many of our reconciliation processes more challenging. Our auditors have indicated that the amount at issue exceeds their materiality threshold, and they will need further information regarding the stated amount in order to issue the audit report without qualification.

We had hoped to resolve this issue prior to the Form 10-K filing deadline of November 29, 2017, but were unable to do so. Accordingly, although we do not believe the resolution of this issue will materially affect our financial statements for fiscal year 2017, we have hired a forensic accounting firm to further analyze the expenses in this Miscellaneous Expense account and to assist us in providing additional detail to our auditors in order to resolve this issue and have the audit report issued without qualification and the Form 10-K filed on or before December 14, 2017.

PART IV

 OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Absher	(888)	798-9100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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ShiftPixy, Inc.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 30, 2017	By:	/s/ Scott W. Absher
Scott W. Absher
Chief Executive Officer

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Explanation of the Anticipated Change in Results of Operations, Both Narratively and Quantitatively

Quantitative Explanation

Consolidated results of our operations for the year ended August 31, 2017, vs. year ended August 31, 2016

The following table summarizes what we believe to be the consolidated results of operations for the year ended August 31, 2017, subject to audit, as well as the consolidated results of operations for the year ended August 31, 2016:

ShiftPixy Inc.

Consolidated Statements of Operations

(Unaudited)

	For the Years Ended
	August 31, 2017	August 31, 2016

Gross billings	$126,391,207	$50,672,129
Adjustments to gross billings	106,017,972	42,211,476
Net revenue	20,373,235	8,460,653
Cost of revenue	16,295,069	6,944,224
Gross profit	4,078,166	1,516,429
Operating expenses:
Sales and marketing	2,710,287	1,019,683
Product development	2,694,734	316,668
Customer support	1,455,293	556,765
General and administrative	4,674,086	1,477,869
Total operating expenses	11,534,400	3,370,985
Net loss	$(7,456,234)	$(1,854,556)

Net loss available to common shareholders per common share:
Basic and diluted	$(0.28)	$(0.07)

Weighted average number of common shares used in per share computations:
Basic and diluted	26,778,658	25,630,874

Narrative Explanation

The following information summarizes, in a narrative manner, what we believe to be the consolidated results of operations for the year ended August 31, 2017, subject to audit, as well as the consolidated results of operations for the year ended August 31, 2016:

Results of Operations

For the fiscal year ended August 31, 2017, we generated gross billings of $126.4 million, net revenue of $20.4 million, with cost of revenues of $16.3 million resulting in a gross profit of $4.1 million and a gross margin of 20%. For the fiscal year ended August 31, 2016, we generated gross billings of $50.7 million, net revenue of $8.5 million with cost of sales of $6.9 million resulting in gross profit of $1.5 million and gross margin of 18%. This represents a 149% increase in gross billings year over year and an increase of 2% in gross margin year over year.

For the fiscal year ended August 31, 2017, and August 31, 2016, we incurred $11.5 million and $3.4 million, respectively, in operating expenses. This represents a 242% increase year over year. The increase in our operating expenses is due to increases in costs related to additional payroll-related costs, increased investments in sales and marketing efforts, increased investments in product development expenses to further develop the ShiftPixy mobile application and related software, professional expenses related to being a publicly traded Company, and increases in general and administrative expenses.

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Our expenses related to product development for the fiscal year ended August 31, 2017, and August 31, 2016, were $2.7 million and $317 thousand, respectively, representing a 751% increase year over year. The increase in product development expenses is due to incremental costs associated with mobile application and the ShiftPixy Workforce management platform.

As of August 31, 2017, we had total liabilities of $3.8 million, while at August 31, 2016, we had total liabilities of $1.7 million, representing a 127% increase year over year. The increase was primarily the result of accrued payroll expenses from the hiring of 1,627 new worksite employees and the related payroll tax liabilities.

Gross Billings. ShiftPixy provides contingent staffing and workforce management solutions, principally to businesses that make significant use of part-time employees; we are currently focusing on the restaurant and hospitality industries. The company currently targets clients in Southern California but has begun to expand our geographic coverage. Our gross billings are primarily based on (i) the payroll cost of our worksite employees; (ii) the employer portion of payroll-related taxes; (iii) employee benefit programs; (iv) workers’ compensation insurance coverage and (v) admin fees and delivery fees, which are the fees charged to clients for providing payroll processing and temporary and other staffing services. Gross billings for the year ending August 31, 2017, were earned from billings to clients to whom we provide staff or workforce management support. Our mobile workforce management solution remains under continuing development. Gross billings for the year ended August 31, 2017, versus the year ended August 2016 totaled $126.4 million compared to $50.7 million. As a result, gross billings increased by $75.7 million or 149%. The increase in Gross Billings is directly attributed to the increase in worksite employees from 3,463 fiscal year end 2016 to 5,074 fiscal year end 2017.

Net Revenues. Net revenues exclude the payroll cost component of gross billings. With respect to employer payroll taxes, employee benefit programs, workers’ compensation insurance, we believe that we are the primary obligor, have latitude in establishing price, selecting suppliers, and determining the service specifications and, as such, the gross billings for those components are included as net revenues. Net revenues are recognized ratably over the payroll period as worksite employees perform their service at the client worksite. Net revenue for the year ended August 31, 2017, was earned from gross billings to clients to whom we provide staff or workforce management support less pass-through costs related to payroll, taxes, and benefits. Our mobile workforce management solution remains under continuing development. Net revenue for the year ended August 31, 2017, versus the year ended August 31, 2016, totaled $20.4 million compared to $8.5 million. As a result, net revenue increased by $11.9 million or 141%. The increase in net revenue is directly attributed to the increase in worksite employees from 3,463 fiscal year end 2016 to 5,074 fiscal year end 2017.

Cost of Revenues. Our costs include the costs of employer side taxes and workers’ compensation insurance coverage. Cost of revenues for the year ended August 31, 2017, versus the year ended August 31, 2016, totaled $16.3 million compared to $6.9 million. As a result, cost of revenues increased by $9.9 million or 143%. The increase of $9.3 million in cost of revenue is directly attributed to the increase of 1,627 worksite employees and $64 million in gross wages. Of the $9.3 million increase in cost of revenue, 38% related to workers’ compensation costs and 62% related to employer related taxes. While the Company does expect to achieve certain economies of scale as it grows, it is expected that the cost of revenues will continue to grow proportionately to the increase in gross billings and net revenues.

Gross Profit. Gross profit for the year ended August 31, 2017, versus the year ended August 31, 2016 totaled $4.1 million compared to $1.5 million, an increase $2.6 million or 169%. Additionally, the gross margin increased from 18% for the year ended August 31, 2016, to 20% for the year ended August 31, 2017. The primary cause for the increase in gross profit resulted from the addition of 1,627 worksite employees that increased gross billings and net revenues.

Total Operating Expenses. Total operating expenses for the year ended August 31, 2017, versus the year ended August 31, 2016, totaled $11.5 million compared to $3.4 million resulting in an increase of $8.2 million or 242%. The primary causes for the increase in operating expenses during the period is the addition of 22 new corporate employees representing an increase of 116% over the fiscal year ended August 31, 2016. The increased expenditures were made to support the growth in new clients and totaled $2.7 million in incremental payroll related expenses. We also made further investments of $2.4 million in software development costs for the Company’s new mobile application, $1.7 million in sales and marketing investments, and $3.2 million in general and administrative expenses. The following paragraphs will provide further detail on the increase in operating expenses for the year ended August 31, 2017, compared to the year ended August 31, 2016.

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Sales and marketing. Sales and marketing expenses consist primarily of salaries, commissions and the related variable compensation expenses, commission payments to agents and partners and the cost of marketing programs. Marketing programs consist of advertising, lead generation, corporate communications, brand building and product marketing related activities. We expect our sales and marketing expenses to increase as we continue to expand our direct sales force; however, we do expect improvements in operating efficiencies as we continue to improve our sales productivity. Sales and marketing expenses totaled $2.7 million for the year ended August 31, 2017, compared to $1 million in the prior year representing a $1.7 million increase year over year. The year over year increase is primarily made up of the following items: an increase in salary-related expenses of $593 thousand relating to the addition of 7 new sales and marketing employees year over year; incremental commissions of $325 thousand, which are directly related to the increase in gross billings of $76 million year over year; an increase in marketing and advertising costs of $239 thousand year over year; and an increase in professional fees related to sales and marketing activities of $229 thousand year over year.

Product development. Product development costs consist primarily of payroll-related expenses for our employees, contractors, and third-party consulting firms dedicated to product development. We expect our product development costs to continue to increase for the foreseeable future as we increase investments in ShiftPixy’s mobile applications and the technology platform necessary to support our Ecosystem. Over time, we expect our product development costs to remain relatively consistent as a percentage of our total revenues on an annual basis.

Product development expenses to build the mobile app and platform totaled $2.7 million in fiscal year ended August 31, 2017, compared to $317 thousand in fiscal year August 31, 2016. This represents an increase of $2.4 million or 751%.

Customer Support. Customer support costs consists primarily of costs incurred by us associated with direct client support, such as payroll and benefits processing, HR consultants, costs associated with assisting clients in managing, processing and responding to employment-related legal claims, benefits and risk management, postage and shipping expenses. While we expect our cost of providing services to continue to increase on an annual basis for the foreseeable future due to expected growth in worksite employees, we do expect improvements in our systems and processes which should result in improved efficiencies and as a result we expect our cost of providing services as a percentage of total revenues to decline. Customer support costs totaled $1.5 million for the year ended August 31, 2017, compared to $557 thousand for the year ended August 31, 2016. This represents an increase of $898 thousand or 161%. The primary cause of the increase was due to the addition of 11 customer support employees over the prior year representing $840 thousand or 93% of the increase in customer support costs year over year.

General and administrative. General and administrative expenses consist primarily of payroll-related expenses, legal, accounting and other professional services fees and other general corporate expenses. We expect our general and administrative expenses to continue to increase for the foreseeable future due to increases in our legal and financial compliance costs in connection with being a newly public company and to expanded operations in new states. As we improve our systems, processes and internal controls we expect to gain efficiencies and expect our general and administrative costs as a percentage of total revenues to decline. General and administrative expenses totaled $4.7 million for the year ended August 31, 2017, compared to $1.5 million for the year ended August 31, 2016, representing an increase of $3.2 million or 216%. The increase in general and administrative expenses consists of the following items: Payroll related expenses totaled $1.4 million relating to the addition of 5 new employees; an increase in accounting and audit fees of $210 thousand year over year; and an increase in other general and administrative expenses of $1.5 million. The increase in the other general and administrative expenses consist of: rent, insurance, office supplies, utilities, penalties and interest, and depreciation expense.

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Net loss. As a result of the explanations and investments described above, the net loss for the fiscal year ended August 31, 2017, was $7.5 million compared to $1.9 million in the prior year representing an increase of $5.6 million or 302%.

However, as noted above, the company has a financial statement account of $460,000, representing accumulated entries and reconciliations recorded collectively as Miscellaneous Expense, which the company has endeavored unsuccessfully to detail. The account exists as a consequence of our limited staff, rapid growth, and software systems that are not integrated, all of which have collectively worked to make many of our reconciliation processes more challenging. Our auditors have indicated that the amount at issue exceeds their materiality threshold, and they will need further information regarding the stated amount in order to issue the audit report without qualification.

We had hoped to resolve this issue prior to the Form 10-K filing deadline of November 29, 2017, but were unable to do so. Accordingly, although we do not believe the resolution of this issue will materially affect our financial statements for fiscal year 2017, we have hired a forensic accounting firm to further analyze the expenses in this Miscellaneous Expense account and to assist us in providing additional detail to our auditors in order to resolve this issue and have the audit report issued without qualification and the Form 10-K filed on or before December 14, 2017.

If the forensic accounting review results in a determination that certain items booked as Miscellaneous Expense should have been booked (a) to another General and Administrative expense account, then there would be no corresponding change to the above numbers, (b) to another Operating Expense account, then adjustments will be made to the appropriate expense accounts, (c) as part of Cost of Revenue, then the above numbers would be adjusted accordingly. Assuming the full amount of the $460,000 is applied to one or more of the above noted accounts, there would nevertheless be no corresponding change to either Gross Billings or Net Loss.  If any adjustments to the Miscellaneous Expense account are determined to affect the balance sheet, such as by increasing liabilities, then there would be a corresponding adjustment to Net Loss.

We note that having adjusted various processes and controls and having increased our understanding of our systems and more actively engaged in reconciliation of each and every account, we have been able to substantially mitigate the reconciliation issues for the first two months of our 2018 fiscal year.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Form 12b-25 may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to enjoy the benefits of that act. Unless the context provides otherwise, the forward-looking statements included in this Form 12b-25 address activities, events or developments that ShiftPixy, Inc. (hereinafter referred to as “we,” “us,” “our,” “our Company” or “ShiftPixy”) expects or anticipates, will or may occur in the future. Any statements in this document about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “will continue,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” and similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document. All forward-looking statements concerning economic conditions, rates of growth, rates of income or values as may be included in this document are based on information available to us on the dates noted, and except as expressly provided herein, we assume no obligation to update any such forward-looking statements. It is important to note that our actual results may differ materially from those in such forward-looking statements due to fluctuations in interest rates, inflation, government regulations, economic conditions and competitive product and pricing pressures in the geographic and business areas in which we conduct operations, including our plans, objectives, expectations and intentions and other factors discussed elsewhere in this Form 12b-25.

Certain risk factors could materially and adversely affect our business, financial conditions and results of operations and cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, and you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and we do not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. The risks and uncertainties we currently face are not the only ones we face. New factors emerge from time to time, and it is not possible for us to predict which will arise. There may be additional risks not presently known to us or that we currently believe are immaterial to our business. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. If any such risks occur, our business, operating results, liquidity and financial condition could be materially affected in an adverse manner. Under such circumstances, you may lose all or part of your investment.

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